Juniper Networks, Inc.

1133 Innovation Way

Sunnyvale, CA 90489

August 24, 2018

VIA EDGAR

Office of Information Technologies and Services

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Morgan Youngwood, Staff Accountant

Craig Wilson, Senior Assistant Chief Accountant

Re:	Juniper Networks, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2017

Filed February 23, 2018

Form 10-Q for the Quarterly Period Ended March 31, 2018

Filed May 8, 2018

File No. 001-34501

Ladies and Gentlemen:

This letter is in response to the comment set forth in the letter (the “Comment Letter”) from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) to Rami Rahim, Chief Executive Officer of Juniper Networks, Inc. (the “Company,” “Juniper,” “our” or “we”), dated August 6, 2018, regarding Juniper’s Annual Report on Form 10-K for the year ended December 31, 2017, filed February 23, 2018, and Juniper’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2018, filed May 8, 2018.

For ease of reference, we have repeated the Staff’s comment in bold, italic text, followed by the response of the Company.

1. You disclose that certain software licenses and related post-contract support are combined into a single performance obligation when ongoing services provide frequent and critical updates to maintain the continued functionality of the software. Please describe the software licenses and services you combine into a single performance obligation. Explain how you considered the guidance in ASC 606-25-21.

Response:

We have combined certain of our software licenses and related services (post-contract support) into a single performance obligation when the ongoing services provide frequent and critical updates to maintain the continued functionality of the software. A description of these software licenses are as follows:

a)

Intrusion Detection & Prevention (“IDP”) software that enforces various attack detection and prevention techniques on network traffic and inspects inbound and outbound network activity to identify suspicious patterns that might indicate a network or system attack;

b)	Application Security software that inspects network traffic to identify the applications in use that could be vulnerable to exploitation attacks;

c)	Enhanced URL Filtering and Integrated Web Filtering (“Filtering Software”) software that provides web filtering to manage internet usage by preventing access to inappropriate web content; and

d)	Anti-Spam and Anti-Virus software that examines e-mail messages to identify e-mail spam and provides file-based scanning to check for viruses against a virus signature database.

These software products are licensed on a term basis and revenues recognized from the sale of these software licenses and related support were approximately $50 million in 2017 or 1% of our total annual revenues.

A critical element of the services is the promise to provide the customer with when-and-if available updates to the software during the term of the license. These software updates add new features to the software, improve an application’s stability, and maintain the functional utility of the software product by providing updated security definitions, current virus strains, and virus or spam definitions, and resolving security gaps in the software. Updates are provided as follows: (i) multiple times a week for our IDP products, (ii) upon identification of new vulnerability which can be daily for our Application Security products with hundreds of signatures added per year, (iii) daily for our Filtering Software, and (iv) weekly to monthly for our Anti-Spam and Anti-Virus products.

ASC 606 requires that if a promised good or service is not distinct, an entity is required to combine that good or service with other promised goods or services until it identifies a bundle of goods or services that is distinct (a combined performance obligation).

As stated in ASC 606-10-25-19, “A good or service that is promised to a customer is distinct if both of the following criteria are met:

a)

The customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer (that is, the good or service is capable of being distinct).

b)

The entity’s promise to transfer the good or service to the customer is separately identifiable from other promises in the contract (that is, the promise to transfer the good or service is distinct within the context of the contract).”

Further ASC 606-10-25-21 states that: “In assessing whether an entity’s promises to transfer goods or services to the customer are separately identifiable in accordance with paragraph 606-10-25-19(b), the objective is to determine whether the nature of the promise, within the context of the contract, is to transfer each of those goods or services individually or, instead, to transfer a combined item or items to which the promised goods or services are inputs.” Further, “factors that indicate that two or more promises to transfer goods or services to a customer are not separately identifiable include…(c) The goods or services are highly interdependent or highly interrelated. In other words, each of the goods or services is significantly affected by one or more of the other goods or services in the contract. For example, in some cases, two or more goods or services are significantly affected by each other because the entity would not be able to fulfill its promise by transferring each of the goods or services independently.”

In accordance with ASC 606-10-25-19 and ASC 606-10-25-21(c), our assessment of whether our promises to transfer these software licenses and related services to the customer are distinct and separately identifiable rests on the nature of these promises. The promises to transfer the software license and to provide the software updates in the above discussed instances are inputs to a combined output (e.g., anti-virus protection, security vulnerability protection, spam email blocking, etc.) and therefore are not separately identifiable. In these instances, the software updates maintain the functionality of the software by permitting the software to stay current with respect to potential threats. Accordingly, the software updates are integral and vital to maintaining the utility of the software license to the customer and thereby highly dependent on, or highly interrelated with, those other promised goods or services (the software license) within the customer contract. Consequently, the software license and updates are not distinct promises but rather fulfill a single promise to the customer in the contract and are accounted for as a combined performance obligation.

We have also considered Example 10, Case C included in ASC 606-10-55-140D (the “Anti-Virus Example”), which describes an instance where an entity grants a customer a three-year term license to anti-virus software and promises to provide the customer with when-and-if available updates to that software during the license period. The example discusses that the software and the updates are, in effect, inputs to a combined item (anti-virus protection) in the contract. We believe the fact pattern described in the Anti-Virus Example is similar to our fact patterns and have reached a consistent conclusion and account for certain of our software license and related updates as a combined performance obligation.

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If you require any additional information regarding this matter, please contact me at (408) 936-8085.

Very truly yours,

Juniper Networks, Inc.

/s/ Terrance F. Spidell
Terrance F. Spidell Vice President, Corporate Controller and Chief Accounting Officer

cc:	Rami Rahim, Chief Executive Officer

Kenneth B. Miller, Chief Financial Officer

Brian M. Martin, Senior Vice President, General Counsel

Gareth Hunt, Partner of Ernst & Young LLP